Exhibit 99.1

Ming Shing Group Holdings Limited Announces Entering into Stock Purchase Agreement, Note Purchase Agreement and Convertible Promissory Notes

Hong Kong, May 26, 2026 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its business development.

Ming Shing is pleased to announce that it has entered into a stock purchase agreement (the “SPA”) with PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd (each, a “Seller”, and collectively, the “Sellers”) for the acquisition of the entire issued share capital of PMA Nano Carbon Tech Limited, an exempted limited company incorporated under the laws of the British Virgin Islands (the “Target Company”), for an aggregate consideration of US$110,000,000, which shall be settled by the Company through the issuance of unsecured convertible promissory notes to the Sellers in the same aggregate principal amount.

The Target Company holds the entire issued share capital of PMA Nano Carbon Technology Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“PMA Singapore”). PMA Singapore intends to serve as an international commercialization platform for graphene-based thermal management technologies. Its intended business will focus on the research, development, application and sales of graphene heating and heat dissipation materials, intelligent temperature control systems and related thermal management solutions. These technologies are expected to have potential applications in the AI sector, including GPU cooling hardware, new energy vehicles and two-wheelers, healthcare products, smart wearable devices and other high-performance electronic devices. PMA Singapore also possesses, or is licensed to use, certain patent rights and proprietary technologies relating to graphene materials and thermal management applications, which are expected to support the Target Company’s product development and international market expansion.

The consideration payable under the SPA will consist of convertible promissory notes issued by the Company in the aggregate original principal amount of US$110,000,000, issued in the principal amounts of (i) US$66,000,000 to PMA Technology Holdings Limited; (ii) US$24,200,000 to Legend Master Development Limited; and (iii) US$19,800,000 to F.F.Formation Holding Co. Ltd, respectively (the “Notes”). The Notes will be issued pursuant to a a note purchase agreement (the “NPA”) with the Sellers for the issuance of the Notes. The NPA will be executed, and the Notes issued, at the Closing of the SPA. The Notes have no fixed maturity date and shall remain outstanding unless and until converted, redeemed, repurchased or cancelled. Pursuant to the NPA, the Company and the Sellers agreed that the principal amount of the convertible promissory notes constitutes the entire purchase price payable by the Company under the SPA and shall be satisfied solely by the issuance of the convertible promissory notes. Each holder of the Notes (the “Note Holders”) shall be entitled to convert any portion of its outstanding and unpaid balance of the principal amount into fully paid and non-assessable ordinary shares of the Company (the “Ordinary Shares”) at the price of US$0.99 per Ordinary Share. The Note Holders shall not have the right to convert any portion of the Notes to the extent that immediately after giving effect to such conversion, the applicable Note Holder, together with its affiliates, would directly or indirectly beneficially own in excess of 9.99% of the number of Ordinary Shares then issued and outstanding.

The closing of the acquisition contemplated under the SPA, and the execution of the NPA and the issuance of the Notes, are subject to certain conditions, including the approval of Nasdaq. The Company expects that the transaction will close within a month of the signing date of the SPA. The Company makes no assurances that the transaction will close, or will close within the expected timeframe.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Forward-looking statements include statements regarding the closing of the SPA and the NPA, the issuance of the Notes, the approval of Nasdaq with respect to the transactions contemplated by the SPA, the NPA and the Notes, the conversion of the Notes and the expected timeframe of the closing of the transaction. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk